SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  August 2010

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 to 99.3 to this Form 6-K are incorporated by reference into Hydrogenics Corporation’s Registration Statement on Form F-3 (File No. 333-167078), filed on May 25, 2010 and amended June 23, 2010 and the related prospectus dated July 14, 2010, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 9, 2010
99.2	Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and Hydrogenics Corporation*
99.3	Material Change Report, dated August 9, 2010

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2010

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer